UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2009

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2009 and 2008

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended September 30, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended September 30, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of September 30, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California
March 8, 2010

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value:
Guaranteed interest account	$68,084,259	$67,281,397
Money market fund	3,513,779	4,100,087
Mutual funds	159,854,158	151,882,397
Stable value fund	19,621,166	15,168,161
Cubic Corporation common stock	3,479,928	2,324,214
Participant loans	4,395,820	4,084,609

Total investments	258,949,110	244,840,865

Receivables:
Employer’s contribution	4,966,580	3,786,600
Participants’ contributions	434,160	375,927

Total receivables	5,400,740	4,162,527

Net assets available for benefits reflecting all investments at fair value	264,349,850	249,003,392

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,601)	1,135,418
Net assets available for benefits	$264,330,249	$250,138,810

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividends	$3,314,603
Interest on guaranteed interest account	2,408,227
Net change in fair value of investments	3,650,126

Total investment income	9,372,956

Contributions:
Employer’s	12,632,905
Participants’	10,662,702
Transfer from other plan (Note 1)	175,607
Participants’ rollovers from other qualified plans	240,136

Total contributions	23,711,350

Total additions	33,084,306

Deductions from net assets attributed to:
Benefits paid to participants	18,781,932
Transfer to other plan (Note 1)	83,288
Administrative expenses	27,647

Total deductions	18,892,867

Net increase	14,191,439

Net assets available for benefits:
Beginning of year	250,138,810

End of year	$264,330,249

See the accompanying notes to financial statement.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering all eligible full, part-time and temporary employees of Cubic Corporation and affiliated companies (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan covers all full-time employees (or part-time employees who work at least 20 hours a week) of the Company immediately upon date of hire.  Prior to January 1, 2005, employees classified as “temporary” full-time, part-time or on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1.  As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant-directed).  Participants may elect to invest their contributions and the Company’s discretionary contributions, matching contributions and Service Contract Act (“SCA”) contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and/or the Company’s common stock.  Participants may change their investment options daily.  The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $16,500 for 2009 and $15,500 for 2008.

The Plan provides for a Company discretionary contribution, at the option of its Board of Directors.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for the discretionary contributions.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(1)                     Plan Description, Continued

(b)                    Contributions, continued

Beginning with the first pay period after January 1, 2007, the Company began providing a company matching contribution to the Plan on a dollar-for-dollar basis for the first 3% of eligible employee 401(k) salary deferrals.  In accordance with collective bargaining agreements, the Plan provides a dollar-for-dollar matching contribution of the first 4% of an employee’s 401(k) salary deferrals for certain employees of its subsidiary Cubic Worldwide Technical Services.

Effective January 1, 2009, the Plan provides for an employer Service Contract Act (“SCA”) contribution to be made by the Company in accordance with certain collective bargaining agreements and pursuant to the McNamara-O’Hara Service Contract Act of 1965.  The employer SCA contributions are allocated to participants who are entitled to benefits under the SCA and have not otherwise been furnished such benefits or received a cash equivalent payment that would meet the requirements of the SCA.  The amount of the employer SCA contributions shall be equal to the amount determined under the SCA.  A participant is 100% vested at all times in the amount held in his or her employer SCA contributions account

Cubic Simulation Systems Division (“CSSD”) Sub Plan participants can voluntarily contribute, on a pre-tax basis, between one and one hundred percent of their annual compensation (up to the IRS maximum allowable amount), as defined by the Plan.  Participants can also rollover amounts representing distributions from other eligible retirement plans.

The Company matching contribution in the Sub Plan is 75% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation.  In addition, the Company allows for discretionary contributions, which are allocated to all participants based on compensation as a percentage of compensation of all eligible employees participating in the Plan.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary contributions (if any), the Company’s matching contributions, the Company’s SCA contributions and allocations of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The nonvested portion of a participant’s Company discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(1)                     Plan Description, Continued

(c)                      Participants’ Accounts, continued

non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures amounted to $32,949 during the year ended September 30, 2009.  As of September 30, 2009 and 2008, unused forfeitures amounted to $101,350 and $936,161, respectively.

(d)                     Vesting

Employee, Company matching, Company SCA and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary contributions (and earnings or losses thereon) vest according to the following schedule:

Years of service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s discretionary contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                    Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(1)                     Plan Description, Continued

(e)                      Distribution of Participants’ Accounts, continued

accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, which ranged from 4.25% to 11.50% at September 30, 2009.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through scheduled payroll deductions.  All loans are repaid within a period of five years and have maturity dates ranging from October 2009 through October 2014.

(g)                     Omega Plan Merger

In March 2009, approximately $176,000 of the Omega Training Group, Inc. 401(k) Plan (“Omega Plan”) assets were merged into the Plan. The Omega Plan was sponsored by the Company and the service agreement was terminated.  Prior to the merger, the Plan was amended to preserve certain ERISA-protected benefits for Omega Plan participants.

(h)                     CATS Plan Merger

On August 29, 2008, the Company sold its ownership interest in Cubic Advanced Tactical Systems, LLC (“CATS”).  As a result of this sale, the Plan transferred approximately $83,000 of CATS employees’ Plan assets to the new CATS retirement plan provider.  This trustee to trustee asset merge occurred on December 23, 2008.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s money market fund, mutual funds, and Stable Value Fund are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of September 30, 2009.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on the contracts were 3.55% and 3.65% for 2009 and 2008, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 3.25% and 4.00% at September 30, 2009 and 2008, respectively.  The contract value of the Guaranteed Interest Account at September 30, 2009 and 2008 was $68,084,259 and $67,668,752 respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Market Fund, and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.36% and 3.31% for 2009 and 2008 respectively.  The contract value of the Stable Value Fund at September 30, 2009 and 2008 was $19,601,565 and $15,916,224, respectively.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans.  The guidance requires that investment contracts held by a defined-contribution plan are to be reported at fair value.  The Plan adopted the provisions for the guidance for the Guaranteed Interest Account and Stable Value Fund, which is presented on the Statements of Net Assets Available for Benefits.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(e)                      Fair Value Measurements

In September 2006, the FASB issued authoritative guidance for fair value measurements effective for fiscal years beginning after November 15, 2007.  The Plan adopted the provisions for the guidance on October 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  A summary of the fair value hierarchy under this guidance is described below.

Various inputs are used in determining the value of the Plan’s investments.  These inputs are summarized in the three broad levels listed on the following page:

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

The fair value classifications for the Plan are summarized below.

Assets at Fair Value as of September 30, 2009

	Level 1	Level 3	Total
Mutual funds	$159,854,158	$—	$159,854,158

Money market fund	3,513,779	—	3,513,779

Cubic Corporation common stock	3,479,928	—	3,479,928

Guaranteed interest account	—	68,084,259	68,084,259

Stable value fund	—	19,621,166	19,621,166

Participant loans	—	4,395,820	4,395,820

Total assets at fair value	$166,847,865	$92,101,245	$258,949,110

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended September 30, 2009.

Level 3 assets as of September 30, 2009

	Guaranteed
	Interest	Stable	Participant
	Account	Value Fund	Loans
Balance, beginning of year	$67,281,397	$15,168,161	$4,084,609

Realized gains (losses)	—	—	—

Unrealized gains (losses relating to instruments still held at the reporting date)	363,304	790,441	—

Purchases, sales, issuances and settlements-net	439,558	3,662,564	311,211

Balance, end of year	$68,084,259	$19,621,166	$4,395,820

In October 2008, the FASB issued additional authoritative guidance for fair value measurements which defines determining the fair value of a financial asset in a market that is not active.  In April 2009, the FASB issued additional guidance for fair value measurements which defines determining the fair value when the volume and level of activity for the asset or liability have significantly decreased and indentifying transactions that are not orderly.  The effect of the adoption of these additional guidance provisions did not have a material effect on the changes in net assets or the financial position of the Plan.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(e)                      Fair Value Measurements, continued

In September 2009, the FASB issued authoritative guidance which defines how organizations should estimate the fair value of certain alternative investments, effective for periods ending after December 15, 2009, with early adoption permitted.  The fair value of investments within the scope of the guidance can now be determined using Net Asset Value (“NAV”) as a practical expedient, unless it is probable the investment will be sold at something other than NAV.  The Plan did not early adopt this guidance, since the Plan does not own any alternative investments whose fair value can be determined using NAV as a practical expedient.

(f)                        Risk and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at September 30, 2009 or 2008.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(2)                   Summary of Significant Accounting Policies, Continued

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

(j)                        Reclassifications

Certain amounts in the Plan year 2008 financial statements have been reclassified to conform to the Plan year 2009 presentation, with no effect on the net assets available for benefits.

(k)                     Financial Accounting Standards Board Accounting Standards Codification

In June 2009, the FASB issued authoritative guidance related to the hierarchy of Generally Accepted Accounting Principles (“GAAP”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  The authoritative guidance which is effective for interim and annual periods ending after September 15, 2009, refers to legacy GAAP accounting pronouncements in the Plan’s financial statement disclosures.  These references will be modified to plain English descriptions.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of September 30:

	2009	2008

Prudential Guaranteed Interest Account	$68,084,259	$67,668,752
EuroPacific Growth Fund R4	$24,370,746	$22,448,342
Davis New York Venture Fund Y	$22,444,635	$26,566,523
Prudential Stable Value Fund	$19,601,565	$15,916,224
PIMCO Total Return Bond Admin	$15,524,328	*
Vanguard Wellington Fund	$14,381,273	$13,224,410
Money Mart Assets Fund Z	$13,759,049	$15,383,851

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(3)                     Investments, Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $3,650,126 during the year ended September 30, 2009 as follows:

Mutual funds	$1,642,546
Stable value fund	593,129
Money market fund	12,125
Cubic Corporation common stock	1,402,326

$3,650,126

(4)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 5, 2004, which states that the Plan as then designed, qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(5)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of mutual funds and a money market fund managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Five Board of Trustees members are currently participants in the Plan and an officer of

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2009

(6)                     Parties-In-Interest, Continued

the Company serves as the trustee and plan administrator of the Plan.  Since the assets of the Omega Training Group, Inc. 401(k) Plan were merged with the Plan, this transaction qualifies as a party-in-interest transaction.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 18,900 and 28,200 shares, respectively, of the Company’s common stock during the year ended September 30, 2009.  Fees paid to the Custodian by the Plan for investment services amounted to approximately $27,600 during the year ended September 30, 2009.

(7)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2009 and 2008 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

EIN #95-1678055	September 30, 2009
Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds Prudential Guaranteed Interest Account	$—	$68,084,259
	American Funds	Mutual fund EuroPacific Growth Fund R4	—	24,370,746
	Davis Funds	Mutual fund Davis New York Venture Fund Y	—	22,444,635
*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust Prudential Stable Value Fund	—	19,621,166
	PIMCO Funds	Mutual fund PIMCO Total Return Bond Admin	—	15,524,328
	Vanguard Funds	Mutual fund Vanguard Wellington Fund	—	14,381,273
*	The Prudential Insurance Company of America	Mutual fund Money Mart Assets Fund Z	—	13,759,049
	Janus Funds	Mutual fund Janus Growth & Income Fund	—	12,957,711
*	Jennison Funds	Mutual fund Jennison Growth Fund Z	—	12,157,128
	American Beacon	Mutual fund American Beacon Large Cap Value Fund	—	8,131,412
	American Century Investments	Mutual fund American Century Government Bond	—	7,870,898
	Thornburg Investments	Mutual fund Thornburg Core Growth Fund I	—	7,297,871
	Vanguard Funds	Mutual fund Vanguard Institutional Index	—	5,089,178
	Goldman Sachs	Mutual fund Goldman Sachs Mid Cap Institutional Fund	—	4,801,642
	AIM Funds	Mutual fund AIM Investco Dynamics Fund	—	3,514,576
*	The Prudential Insurance Company of America	Pooled Separate Account Money Market Fund	—	3,513,779
*	Cubic Corporation	Equity Securities Cubic Corporation Common Stock	—	3,479,928
	Royce Funds	Mutual fund Royce Value Plus Fund I	—	2,052,109
	Vanguard Funds	Mutual fund Vanguard Mid Cap Index Fund	—	1,380,675
	Vanguard Funds	Mutual fund Vanguard Small Cap Index	—	1,170,511
	Vanguard Funds	Mutual fund Vanguard Value Index	—	1,069,027
	Royce Funds	Mutual fund Royce Total Return Fund	—	1,005,618
	Vanguard Funds	Mutual fund Vanguard Growth Index Fund	—	875,771

*	Participant Loans	Various maturities (Interest rates from 4.25% - 11.50%)	—	4,395,820

			$—	$258,949,110

*	Party-in-interest
**	Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1                                    Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 8, 2010	By:	/s/ John D. Thomas

John D. Thomas
Vice President of Finance and Corporate Development
and Plan Administrative Committee Member